Free Writing Prospectus (To the Prospectus dated February 10, 2009 and Prospectus Supplement dated February 10, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 March 5, 2009

$[—] 100% Principal Protected Notes due March 31, 2014 Linked to the Rogers International Commodity Index®—Excess ReturnSM Medium-Term Notes, Series A, No. C-89

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Initial Valuation Date:	March 26, 2009

Issue Date:	March 31, 2009

Final Valuation Date:	March 26, 2014*

Maturity Date:	March 31, 2014* (resulting in a term to maturity of 5 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	Rogers International Commodity Index®—Excess ReturnSM (the “Index”) (Reuters page “ROGRER”), as overseen and developed by the Index Committee and calculated and published by the Index Calculator

Index Committee:	Rogers International Commodity Index® Committee

Index Calculator:	CQG, Inc.

Index Sponsor:	Beeland Interests, Inc.

Maximum Return:	80.00%-100%*

* The actual Maximum Return on the Notes will be set on the initial valuation date and will not be less than 80%.

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the reference asset return is greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the reference asset return, subject to the maximum return:

$1,000 + ($1,000 x reference asset return)

provided that if the reference asset return is 80% or more, you will receive the maximum return on the Note of 80%, which entitles you to the maximum additional payment of $800 for every $1,000 principal amount Note that you hold.

•        if the reference asset return is equal to or less than 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity.

Reference Asset Return:	The performance of the reference asset from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level
Initial Level:	[—] , the Index closing level on the initial valuation date.

Final Level:	The Index closing level on the final valuation date.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738QV70and US06738QV704

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA- by Standard & Poor's, a division of the McGraw-Hill Companies, Inc, and will be rated Aa3 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event as described under “Description of the Reference Assets—Market Disruption Events” in the free writing prospectus.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, and the prospectus supplement dated February 10, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

“Jim Rogers”, “James Beeland Rogers, Jr.”, “Rogers”, “Rogers International Commodity Index®”, “Rogers International Commodity Index®—Excess ReturnSM”, “Rogers International Commodity Index®—Total ReturnSM” and “RICI®” are trademarks, service marks and/or registered trademarks of Beeland Interests, Inc., which is owned and controlled by James Beeland Rogers, Jr., and are used subject to license. The personal names and likeness of Jim Rogers/James Beeland Rogers, Jr. are owned and licensed by James Beeland Rogers, Jr.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA- by Standard & Poor's, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”). An AA- rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa3 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a

FWP–2

statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Reference Asset Return	Payment at Maturity	Total Return on the Notes
100.00%	$1,800.00	80.00%
90.00%	$1,800.00	80.00%
80.00%	$1,800.00	80.00%
70.00%	$1,700.00	70.00%
60.00%	$1,600.00	60.00%
50.00%	$1,500.00	50.00%
40.00%	$1,400.00	40.00%
30.00%	$1,300.00	30.00%
20.00%	$1,200.00	20.00%
10.00%	$1,100.00	10.00%
0.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-20.00%	$1,000.00	0.00%
-30.00%	$1,000.00	0.00%
-40.00%	$1,000.00	0.00%
-50.00%	$1,000.00	0.00%
-60.00%	$1,000.00	0.00%
-70.00%	$1,000.00	0.00%
-80.00%	$1,000.00	0.00%
-90.00%	$1,000.00	0.00%
-100.00%	$1,000.00	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated, assuming an initial investment of $1,000.

Example 1: The reference asset return is 20%.

Because the reference asset return is positive and the return on the Notes is less than the maximum return, the investor receives an additional payment at maturity of $200 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x reference asset return)

$1,000 + [$1,000 x 20%] = $1200

Therefore, the total payment at maturity is $1200 per $1,000 principal amount Note, representing a 20% return on investment over the term of the Notes.

Example 2: The reference asset return is 60%.

Because the reference asset return is positive and the return on the Notes is less than the maximum return of 80%, the investor receives an additional payment at maturity of $600 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x maximum return)

$1,000 + [$1,000 x 60%] = $1600

Therefore, the total payment at maturity is $1600 per $1,000 principal amount Note, representing a 60% return on investment over the term of the Notes.

FWP–3

Example 3: The reference asset return is -10%.

Because the reference asset return is negative, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date, the payment at maturity and the closing level of the reference asset on the final valuation date are subject to adjustment as described in the following sections:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Description of the Reference Asset—Market Disruption Event” in this free writing prospectus; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index” in the prospectus supplement.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to the positive reference asset return, up to the maximum return on the Notes. The maximum return will be set on the initial valuation date and will not be less than 80%.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the Index. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under ‘‘Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes should be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such. If you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

It is possible that the Internal Revenue Service could seek to characterize your Notes in a manner that results in tax consequences that are different from those described above. For example, it is possible that you could be required to recognize gain or loss each time loss each time a contract tracked by the Index rolls. In such a case, certain special rules relating to futures contracts could potentially be applied, with the result that gains or losses would be treated as 60% long-term and 40% short-term, without regard to the period in which the Notes were held.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in an Exchange-Traded Fund Invested in Commodities or Based in Part on Commodities” and

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”.

FWP–4

In addition to the risks described above, you should consider the following:

•	The Notes Might Not Pay More Than the Principal Amount—If the reference asset performance is not positive, you will not receive a payment at maturity of more than the principal amount of your Notes.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final level is greater than the initial level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed the maximum return multiplied by the principal amount. The maximum return will be set on the initial valuation date and will not be less than 80%.

•

Commodity Prices May Change Unpredictably—Trading in the commodities contracts then underlying the Index or any successor index (the “Index Contracts”) and the physical commodities underlying the Index Contracts (the “Index Commodities”) is speculative and can be extremely volatile. Market prices of the Index Contracts and the Index Commodities may fluctuate rapidly based on numerous factors, including:

•	changes in supply and demand relationships;

•	weather;

•	agriculture;

•	trade;

•	fiscal, monetary and exchange control programs;

•	domestic and foreign political and economic events and policies;

•	disease;

•	technological developments;

•	changes in interest rates and global growth rates in the economy; and

•	trading activities in commodities, including the Index Commodities, and related contracts, including the Index Contracts.

These factors may affect the level of the Index and the value of your Notes in varying ways, and different factors may cause the value of different Index Commodities and Index Contracts, and the volatilities of their prices, to move in inconsistent directions at inconsistent rates.

•

Policies of the Index Committee, Composition of the Index and Changes to the Index—The policies of the Index Committee concerning the calculation of the level of the Index, additions, deletions or substitutions of Index Contracts and the manner in which changes affecting the Index Contracts are reflected in the Index could affect the value of the Index and, therefore, the amount payable on your Notes at maturity and the market value of your Notes prior to maturity. The amount payable on your Notes at maturity and their market value prior to maturity could also be affected if the Index Committee changes the policies of the Index. If events such as these occur, or if the value of the Index is not available or cannot be calculated because of a Market Disruption Event or for any other reason, the Calculation Agent may be required to make an alternative determination of the value of the Index. The composition of the Index may change over time, as additional commodities satisfy the eligibility criteria or commodities currently included in the Index fail to satisfy such criteria. The annual composition of the Index will be determined by the Index Committee based on the Index Committee’s assessment of the worldwide consumption of those commodities, including in reliance on data of private and governmental providers regarding commodities demand and supply. These data sources are subject to potential errors in data sources or errors that may affect the weights of components of the Index. Any discrepancies that require revision may impact determinations of weights made by the Index Committee. If for any reason, one of the Index Contracts ceases to exist or any other similar event with similar consequences, as determined in the discretion of the Index Committee occurs, the Index Committee will call an exceptional meeting to assess whether the composition and/or the weights of, the Index should be modified. The modification of the composition and/or the weights of the Index may have an adverse impact on the value of the Index, the amount payable on the Notes at maturity and their market value prior to maturity.

•

The Index Committee and Rogers—The Index is overseen by the Index Committee. Beeland Interests, Inc., which is 100% owned by James B. Rogers, Jr. (“Rogers”), is the sole owner of the Index. Rogers chairs the Index Committee and controls its decisions. The other members of the Index Committee are ABN AMRO, Beeland Management Company, CQG, Daiwa Asset Management, Diapason Commodities Management S.A., Merrill Lynch and UBS AG. Rogers, through the Index Committee, has a significant degree of discretion regarding the composition of the Index, including additions, deletions and the weights of the Index Commodities or the Index Contracts, all of which could affect the value of the Index and, therefore, could affect the amount payable on the Notes at maturity and the market value of the Notes prior to maturity. Rogers and the Index Committee do not have any obligation to take the needs of any parties to transactions involving the Index, including the holders of the Notes, into consideration when reweighting or making any other changes to the Index. Additionally, Rogers, individually or through an entity controlled by Rogers, has in the past actively traded commodities and/or futures contracts on physical commodities, including underlying commodities and/or futures contracts on physical commodities included in the Index, and over-the-counter contracts having values which derive from or are related to such commodities. Rogers now invests in commodities only through Rogers Index products, but could begin trading individual commodities and/or futures contracts on physical commodities again in the future. With respect to any such activities, neither Rogers nor any of the entities controlled by Rogers has any obligation to take the needs of any buyers, sellers or holders of the Notes into consideration at any time. It is possible that such trading and hedging activities, by any of these parties, will affect the value of the Index and therefore the market value of the Notes.

FWP–5

•

Negative Roll Yield May Adversely Impact the Level of the Index—The Index is composed of the Index Contracts, which are futures contracts on the physical commodities underlying the Index, and reflects the return associated with the change in prices of the underlying Index Contracts together with the “roll yield” associated with these Index Contracts (the price changes and roll yield taken together constitute the “excess return” reflected by the Index). Unlike equities, which typically entitle the holder to a continuing stake in a corporation, and unlike owning the commodity directly, a commodity futures contract normally specifies a certain date for delivery of the underlying physical commodity. A fundamental characteristic of the Index, like other commodity indices, is that as a result of being comprised of futures contracts, the Index must be managed to ensure it does not take delivery of the commodities in question. This is achieved through a process referred to as “rolling,” under which each contract is rolled forward to a new contract date during the month in which it approaches its settlement date (i.e., a futures contract is effectively “sold” to “buy” a futures contract with a later settlement date). During the roll process, ”roll yield” is generated from the difference in price between the shorter-dated and longer-dated futures contracts. When longer-dated contracts are priced lower than the shorter-dated contract and spot prices, the market is in “backwardation”, resulting in positive roll yield as the higher-priced expiring futures contracts are “sold” to “buy” a lower priced longer-dated contracts. When the opposite is true, and longer-dated contracts are priced higher, the market is in “contango”, resulting in negative roll yields as the lower-priced expiring futures contracts are “sold” to “buy” higher-priced longer-dated contracts. While many futures contracts on physical commodities have historically exhibited consistent periods of backwardation, this will most likely not be the case at all times.

As a result, negative “roll yields” due to contango markets could reduce the level of the Index and, therefore, the return on the Notes.

•

The Return on Your Notes May Not Reflect All Developments in the Index Commodities—Because the Reference Asset Return will be based on the Final Level, which is the closing level of the Index on the Final Valuation Date, the level of the Index at other times during the term of the Notes or at the Maturity Date could be higher than the Final Level. This difference could be particularly large if there is a significant decrease in the level of the Index during the latter portion of the term of the Notes or if there is significant volatility in the Index closing level during the term of the Notes, especially on dates near the Final Valuation Date.

•

The Notes Are Not Directly Linked to the Index Contracts or Any Other Exchange-Traded Futures Contracts—The Notes are not linked directly to the Index Contracts or any other exchange-traded futures contracts. The Notes are linked to the Index, which reflects the returns that are potentially available through an unleveraged investment in the Index Contracts. Accordingly, the return on your Notes will reflect the returns associated with the Index Contracts, including any positive or negative “roll yield”, and therefore will not reflect the return you would realize if the Notes were linked directly to the Index Contracts or if you actually owned the Index Contracts or other exchange-traded futures contracts for a similar period.

•

The Notes Are Not Linked to a Total Return Index—The Notes are linked to the Rogers International Commodity Index®—Excess ReturnSM, which reflects the returns that are potentially available through an unleveraged investment in the Index Contracts. In contrast, the Rogers International Commodity Index®—Total ReturnSM is a total return index which, in addition to reflecting such returns, also reflects interest that could be earned on cash collateral invested in 3-month U.S. Treasury bills. Because the Notes are linked to the Rogers International Commodity Index®—Excess ReturnSM, the return on the Notes will not include the total return feature of the Rogers International Commodity Index®—Total ReturnSM.

•

Suspension or Disruptions of Market Trading in Commodities and Related Futures—The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, congestion, disorderly markets, limitations on deliverable supplies, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices may have the effect of precluding trading in a particular Index Contract or forcing the liquidation of Index Contracts at disadvantageous times or prices. These circumstances could adversely affect the value of the Index and, therefore, the value of your Notes.

Certain of the events set forth above also constitute Market Disruption Events under the terms of the Notes. To the extent any Market Disruption Event occurs with respect to one or more Index Contracts and remains in effect on the scheduled Final Valuation Date, the Final Valuation Date for the affected Index Contracts will be postponed until the Market Disruption Event ceases to be in effect or, if the Market Disruption Event remains in effect for five scheduled trading days after the Final Valuation Date, the Reference Asset Return will be determined using a Final Level computed by the Calculation Agent as described below under “Description of the Reference Asset—Market Disruption Event”. In the event the Final Valuation Date is postponed, the Reference Asset Return may be lower than anticipated and possibly negative, which may adversely affect the Payment at Maturity or the value of your Notes. In addition, if the Final Valuation Date is postponed due to a Market Disruption Event as described below so that it falls less than three Business Days prior to the scheduled Maturity Date, the Maturity Date will be postponed to the third Business Day following the postponed Final Valuation Date.

FWP–6

•

Lack of Regulation by the CFTC—The Notes are debt securities that are direct obligations of Barclays Bank PLC. The net proceeds to be received by Barclays Bank PLC from the sale of the Notes will not be used to purchase or sell the Index Commodities or other futures contracts on such commodities for the benefit of holders of the Notes. The Notes are not themselves commodities futures contracts, and an investment in the Notes does not constitute either an investment in the Index Contracts, the Index Commodities or other futures contracts on such commodities, or in a collective investment vehicle that trades in the Index Contracts, Index Commodities or other futures contracts on such commodities.

Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (the “CFTC”) as a “commodity pool operator” (“CPO”). Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, Barclays Bank PLC will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools. Because the Notes do not constitute investments by you in futures contracts traded on regulated futures exchanges, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

•

The Index Includes Futures Contracts on Foreign Exchanges—The Index includes futures contracts on physical commodities on exchanges located outside the United States. The regulations of the CFTC do not apply to trading on foreign exchanges, and trading on foreign exchanges may involve different and greater risks than trading on United States exchanges. Certain foreign markets may be more susceptible to disruption than United States exchanges due to the lack of a government-regulated clearinghouse system. Trading on foreign exchanges also involves certain other risks that are not applicable to trading on United States exchanges. Those risks include varying exchange rates, foreign exchange controls, governmental expropriation, burdensome or confiscatory taxation systems, government imposed moratoriums, and political or diplomatic events. It may also be more costly and difficult for Rogers and the Index Committee to enforce the laws or regulations of a foreign country or exchange, and it is possible that the foreign country or exchange may not have laws or regulations which adequately protect the rights and interests of investors in the Index.

•

The Index Calculator Will Calculate the Level of the Index—The amount payable upon maturity of the Notes will be calculated based on the level of the Index on the Final Valuation Date calculated by the Index Calculator, using the methodology provided by the Index Committee. The level of the Index may also be calculated by a number of different entities. Barclays Bank PLC and its affiliates do not have any control over, and have no responsibility for, calculations of the Index that may be made by the Index Calculator or any other such entities. While it is not expected that the levels of the Index published by other entities will be different from the level of the Index calculated by the Index Calculator, if there is a difference between such published levels, the level of the Index calculated by the Index Calculator will be used to determine the Final Level and the Payment at Maturity. If another entity publishes the level of the Index on the Final Valuation Date that is higher than the level calculated by the Index Calculator, the Final Level will be based on the closing value of the Index calculated by the Index Calculator, which, as a result, could result in the amount payable on the Notes at maturity being lower than had such amount been calculated using the Index level published by another entity.

•

Historical Information about the Index May Not Be Indicative of Future Values—Historical information on the Index furnished herein is provided as a matter of information only, and you should not regard the information as indicative of the range of, or trends in, future fluctuations in the Index, the Index Contracts, or what the value of the Notes may be. Fluctuations in the level of the Index and/or the prices of the Index Contracts make it difficult to predict whether the return on the Notes, or what the Payment at Maturity may be. Historical fluctuations in the level of the Index may be greater or lesser than those experienced by the holders of the Notes.

•

You will not Receive Interest Payments or have any Rights to Receive the Index Components—You will not receive any periodic interest payments on the Notes. As an owner of the Notes, you will not have rights that investors in the Index components may have. Your Notes will be paid in cash, and you will have no right to receive delivery of any Index components.

•

Our Business Activities May Create Conflicts of Interest—Our affiliates may engage in trading activities related to the Index components, futures or options on Index components or the Index, or other derivative instruments with returns linked to the performance of Index or Index components or the Index that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests that we and our affiliates will have in our and our affiliates’ proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management. These trading activities, if they influence the level of the Index, could be adverse to the interests of the holders of the Notes. Moreover, our affiliates have published and in the future expect to publish research reports with respect to some or all of the Index components. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. The research should not be viewed as a recommendation or endorsement of the Notes in any way and investors must make their own independent investigation of the merits of this investment. Any of these activities by us or our other affiliates may affect the market price of the Index components and the level of the Index and, therefore, the value of the Notes. With respect to any of the activities described above, neither Barclays Bank PLC nor its affiliates has any obligation to take the needs of and buyer, seller or holder of the Notes into consideration at any time.

FWP–7

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any market maker;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, especially those events affecting the prices of commodities underlying the Index; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset

All information regarding the Rogers International Commodity Index® set forth in this free writing prospectus has been taken from either publicly available sources or is summarized from of the Rogers International Commodity Index® Handbook (available on the website of CQG, Inc. at http://www.cqg.com/Docs/RICI_Handbook.pdf or on the website of Beeland Interests, Inc. (“Beeland Interests”) at www.beelandinterests.com. Such information reflects the policies of, and is subject to change at any time by, James B. Rogers, Jr. (“Rogers”) and the Index Committee (as defined below). Except as provided in the next sentence, none of Beeland Interests, Inc. (“Beeland Interests”), which is owned and controlled by Rogers, the Index Committee, members of the Index Committee individually (except as described in the next sentence) and/or Rogers is involved in the offer of the Notes in any way and has no obligation to consider your interests as a holder of the Notes. Notwithstanding the foregoing, certain members of the Index Committee or their affiliates may act as selected dealers in connection with the sale of the Notes and, as such, may sell or promote the Notes or may be involved in the administration, marketing or offering of the Notes. Beeland Interests has no obligation to continue to publish the Rogers Index, and may discontinue publication of the Rogers International Commodity Index® at any time in its sole discretion.

The Rogers International Commodity Index® is calculated as both an excess return and a total return index and we refer herein to such indices collectively as the “Rogers Indices”. The Rogers International Commodity Index® —Excess ReturnSM is reported by Bloomberg under the ticker symbol “ROGRER <Index>”. The Rogers International Commodity Index®—Total ReturnSM is reported by Bloomberg under the ticker symbol “ROGRTR <Index>”.

Overview

The Rogers Indices are composite U.S. dollar-based indices created by Rogers in the late 1990s. The Rogers Indices represent the value of a basket of commodities consumed in the global economy, ranging from agricultural to energy to metals products. The value of this basket is tracked via futures contracts on 36 different exchange-traded physical commodities quoted in four different currencies and listed on eleven exchanges in five countries. The Rogers Indices aim to be an effective measure of the price action of raw materials not just in the United States but also around the world. The Rogers Indices’ weights attempt to balance consumption patterns worldwide (in developed and developing countries) and specific contract liquidity.

The Index Committee

The Rogers Indices are maintained and reviewed by the members of the Rogers International Commodity Index® Committee (the “Index Committee”). The Index Committee formulates and enacts all business assessments and decisions regarding the calculation, composition and management of the Rogers Indices. Rogers, as the founder of the Rogers Indices and sole owner of Beeland Interests, chairs the Index Committee and is the final arbiter of its decisions. In addition to Rogers, representatives of the following parties are members of the Index Committee: (1) ABN AMRO, (2) Beeland Management Company, (3) CQG, (4) Daiwa Asset Management, (5) Diapason Commodities Management S.A., (6) Merrill Lynch and (7) UBS AG. Rogers, as chairman of the Index Committee, is

FWP–8

exclusively authorized to designate new members of the committee, if necessary. The Index Committee usually meets once a year during the month of December to consider changes in the components and weights of the Rogers Indices for the following calendar year. However, the Index Committee may assemble additionally on any other day of the year to deal with exceptional circumstances as described below.

Rogers Index composition

The process

The contracts chosen for the basket of commodities that constitute the Rogers Indices are required to fulfill various conditions described below. Generally, the selection and weights of the items in the Rogers Indices are reviewed annually by the Index Committee, and weights for the next year are assigned every December. The Rogers Indices’ composition is modified only on rare occasions. Generally, the composition of the Rogers Indices will not be changed unless exceptional circumstances in fact occur. Such “exceptional circumstances” include (but are not restricted to):

•	continuous adverse trading conditions for a single contract (e.g., trading volume collapses), or

•	critical changes in the global consumption pattern (e.g., a scientific breakthrough that fundamentally alters consumption of a commodity).

Exchanges and non-traded items

All commodities included in the Rogers Indices must be publicly traded on recognized exchanges to ensure ease of tracking and verification. Additionally, the Rogers Indices do not and will not include non-traded items such as hides or tallow. The 11 international exchanges recognized by the Index Committee are:

1. Chicago Mercantile Exchange (USA)

2. Chicago Board of Trade (USA)

3. ICE Futures US (USA)

4. NYMEX (USA)

5. ICE Futures Canada (Canada)

6. ICE Futures Europe (UK)

7. London Metal Exchange (UK)

8. Sydney Futures Exchange (Australia)

9. COMEX (USA)

10. The Tokyo Commodity Exchange (Japan)

11. Tokyo Grain Exchange (Japan)

General commodity eligibility

In order for a commodity to be considered fit for inclusion in the Rogers Indices, it must play a significant role in worldwide (developed and developing economies) consumption. “Worldwide consumption” is measured by tracking international import and export patterns and the domestic consumption environments of the world’s prime commodity consumers. Only raw materials that reflect the current state of international trade and commerce are eligible for inclusion. Commodities that are merely linked to national consumption patterns will not be considered. The Rogers Indices are not related to any commodities production data.

Commodity screening process

Data of private and governmental providers concerning the world’s top consumed commodities is actively monitored and thoroughly analyzed by the members of the Index Committee throughout the year. In order to obtain the most accurate picture of international commodities consumption, a wide range of sources on commodities demand and supply is consulted. The findings of this research are then condensed into the different commodities contracts weights within the Rogers Indices. Sources on global commodity consumption data include:

•	Industrial Commodity Statistics Yearbook, United Nations (New York)

•	Commodity Trade Statistics Database, United Nations Statistic Division (New York)

•	Copper Bulletin Yearbook, International Copper Study Group (Lisbon)

•	Foreign Agricultural Service’s Production, Supply and Distribution Database, U.S. Department of Agriculture (Washington, DC)

•	Manufactured Fiber Review, Fiber Economics Bureau, Inc. (Arlington, VA)

•	Monthly Bulletin, International Lead and Zinc Study Group (London)

•	Quarterly Bulletin of Cocoa Statistics, International Cocoa Organization (London)

FWP–9

•	Rubber Statistical Bulletin, International Rubber Study Group (London)

•	Statistical Bulletin Volumes, Arab Gulf Cooperation Council (GCC) (Saudi Arabia)

•	Sugar Yearbook, International Sugar Organization (ISO) (London)

•	World Agriculture Assessments of Intergovernmental Groups, Food & Agriculture Organization of the United Nations (Rome)

•	World Commodity Forecasts, Economist Intelligence Unit (London)

•	World Cotton Statistics, International Cotton Advisory Committee (Washington, DC)

•	World Metals Statistics, World Bureau of Metal Statistics (London)

Contract characteristics

In order to decide whether a specific commodity contract is actually investable, the Index Committee screens the volume and liquidity data of international exchanges, published on a regular basis by the Futures Industry Association (Washington, DC, United States). Additionally, individual exchange data on contracts may also be included in the process. If a commodity contract trades on more than one exchange, the most liquid contract globally, in terms of volume and open interest combined, is then aimed to be selected for inclusion in the Rogers Indices, taking legal considerations into account. Beyond liquidity, the Index Committee seeks to include the contract representing the highest quality grade of a specific commodity.

Futures contracts and weights

The table below lists the futures contracts that the Rogers Index comprises following the January roll period occurring at the end of January 2009, together with their respective exchanges, currencies and initial weights (the “Initial Weights”). The Initial Weights may be amended from time to time, as described below.

Commodity	Code	Exchange	Currency	Initial Weighting
Crude Oil	CL	NYMEX	USD	21.00%
Brent	BRN	ICE[1] EU	USD	14.00%
Wheat	W	CBOT	USD	7.00%
Corn	C	CBOT	USD	4.75%
Cotton	CT	ICE US	USD	4.20%
Aluminum	AH	LME[2]	USD	4.00%
Copper	CA	LME	USD	4.00%
Soybeans	S	CBOT	USD	3.35%
Gold	GC	COMEX	USD	3.00%
Natural Gas	NG	NYMEX	USD	3.00%
RBOB Gasoline	RB	NYMEX	USD	3.00%
Soybean Oil	BO	CBOT	USD	2.17%
Coffee	KC	ICE US	USD	2.00%
Lead	PB	LME	USD	2.00%
Live Cattle	LC	CME	USD	2.00%
Silver	SI	COMEX	USD	2.00%
Sugar	SB	ICE US	USD	2.00%
Zinc	ZS	LME	USD	2.00%
Heating Oil	HO	NYMEX	USD	1.80%
Platinum	PL	NYMEX	USD	1.80%
Gas Oil	GAS	ICE EU	USD	1.20%
Cocoa	CC	ICE US	USD	1.00%
Lean Hogs	LH	CME	USD	1.00%

FWP–10

Commodity	Code	Exchange	Currency	Initial Weighting
Lumber	LB	CME	USD	1.00%
Nickel	NI	LME	USD	1.00%
Rubber	81	TOCOM	JPY	1.00%
Tin	SN	LME	USD	1.00%
Soybean Meal	SM	CBOT	USD	0.75%
Canola	RS	ICE CA	CAD	0.67%
Orange Juice	OJ	ICE US	USD	0.66%
Oats	O	CBOT	USD	0.50%
Rice	RR	CBOT	USD	0.50%
Palladium	PA	NYMEX	USD	0.30%
Azuki Beans	101	TGE	JPY	0.15%
Barley	AB	ICE CA	CAD	0.10%
Greasy Wool	GW	SFE	AUS	0.10%

[1]

ICE Futures through its affiliate ICE Data LLP provides the pricing data for the ICE components of the RICI® and such data is used subject to license by ICE Futures and ICE Data LLP; but for such license Beeland Interests would not have the right to use such pricing data in providing the Index Values through its Official Global Calculation Agent, CQG, Inc. The ICE pricing data is provided “as is” and without representation or warranty.

[2]

The London Metal Exchange Limited provides the pricing data for the LME components of the RICI®. All references to the LME pricing data are used with the permission of the LME and LME has no involvement with and accepts no responsibility for any RICI® product or any part of the Rogers International Commodity Index® and Rogers International Commodity Index®—Metals, its suitability as the basis for an investment, or its future performance.

Changes in weights and/or index composition

The Index Committee reviews the selection and weights of the futures contracts in the Rogers Indices annually. Thus, weights are potentially reassigned during each month of December for the following year, if the Index Committee determines it is necessary.

Monthly rolling of contracts The Rogers Indices usually roll over three days, from the day prior to the last RICI® business day of the month to the first RICI® business day of the following month, following certain rules defined by the Index Committee. For the contracts traded on the London Metal Exchange, the 3-month forward contracts are used. A RICI® business day is a day on which all U.S.-based exchanges that list futures contracts included in the Rogers Indices are open for business, including half-day openings. Generally, if the next calendar month of a futures contract includes a first notice day, a delivery day or historical evidence that liquidity migrates to a next contract month during this period, then the next contract month is intended to be applied to calculate the Rogers Indices, taking legal constraints into account. For example, during the November roll period, the January Crude Oil contract is replaced by the February Crude Oil contract.

Rebalancing of the Rogers Index components

The Rogers Indices are rebalanced monthly during each roll period toward the Initial Weights.

Data source

The Rogers Indices’ calculation is based on the official commodity exchanges’ prices of the futures contracts used.

Exceptional committee meetings

If, for any reason, one of the components included in the Rogers Indices ceases to exist or its liquidity collapses to abnormal levels, or any other similar event with similar consequences, as determined at the discretion of the Index Committee, occurs, the Index Committee will call an exceptional meeting to assess the situation and decide on a replacement for this component or a change in the weight. For example, following the fall of the Malaysian ringgit in 1998, the liquidity of the Palm Oil futures contract on the Kuala Lumpur Commodity Exchange collapsed to a point where it became impossible to trade it. In that case, the Index Committee, calling an exceptional meeting, decided to replace the Palm Oil futures contract with the Soybean Oil contract that trades on the Chicago Board of Trade.

Excess return vs. total return

As noted above, the Rogers International Commodity Index® is calculated as both an excess return and a total return index. The Rogers International Commodity Index®—Excess ReturnSM reflects the uncollateralized returns on the futures contracts on physical

FWP–11

commodities included in the Rogers International Commodity Index®. The Rogers International Commodity Index®—Total ReturnSM, in turn reflects those same uncollateralized returns as well as any interest that could be earned on cash collateral invested in 3-month U.S. treasury bills. Note that the term “Excess Return” in the title of the Rogers International Commodity Index®—Excess ReturnSM is not intended to suggest that its performance at any time or the return on your Notes, if linked to the Rogers International Commodity Index®—Excess ReturnSM, will be positive or that the Rogers International Commodity Index®—Excess ReturnSM is designed to exceed a particular benchmark.

License Agreement

We have assumed as a matter of law from the debtor estate of Lehman Brothers Holdings Inc. a non-exclusive license agreement with Beeland Interests, pursuant to which we, in exchange for a fee, use the Rogers Indices in connection with the Notes. We are not affiliated with Beeland; the only relationship between Beeland and us is any licensing of the use of the Rogers Indices and trademarks and service marks relating to them. Pursuant to that license agreement the following language is set forth herein:

The Notes are not sponsored, endorsed, sold or promoted by Beeland Interests, Inc. (“Beeland Interests”) or James Beeland Rogers, Jr. Neither Beeland Interests nor James Beeland Rogers, Jr. makes any representation or warranty, express or implied, nor accepts any responsibility, regarding the accuracy or completeness of this free writing prospectus or any documentation referenced within, or the advisability of investing in securities or commodities generally, or in the Notes or in futures particularly.

BEELAND INTERESTS DOES NOT, NOR DOES ANY OF ITS AFFILIATES OR AGENTS, GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE ROGERS INTERNATIONAL COMMODITY INDEX (“RICI”), ANY SUB-INDEX THEREOF OR ANY DATA INCLUDED THEREIN. SUCH PERSON SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN AND MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RICI, ANY SUB-INDEX THEREOF, ANY DATA INCLUDED THEREIN OR THE NOTES. BEELAND INTERESTS DOES NOT, NOR DOES ANY OF ITS AFFILIATES OR AGENTS, MAKE ANY EXPRESS OR IMPLIED WARRANTIES, AND EACH EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RICI, ANY SUB-INDEX THEREOF, AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL BEELAND INTERESTS OR ITS AFFILIATES OR AGENTS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.”

Market Disruption Events

If a Market Disruption Event relating to one or more Index Contracts is in effect on the scheduled Final Valuation Date, the Calculation Agent will determine the Index Return using a Final Level calculated by the Calculation Agent in good faith in accordance with the formula for and method of calculating the Index last in effect prior to commencement of the Market Disruption Event, using:

•

for each Index Contract that did not suffer a Market Disruption Event on the scheduled Final Valuation Date, the settlement price on the applicable Relevant Exchange of such Index Contract on the scheduled Final Valuation Date, and

•

for each Index Contract that did suffer a Market Disruption Event on the scheduled Final Valuation Date, the settlement price of such Index Contract on the applicable Relevant Exchange on the immediately succeeding trading day on which no Market Disruption Event occurs or is continuing with respect to such Index Contract;

provided however that if a Market Disruption Event has occurred or is continuing with respect to such Index Contract on each of the five scheduled trading days following the scheduled Final Valuation Date, then (a) the fifth scheduled trading day shall be deemed the Final Valuation Date for such Index Contract and (b) the Calculation Agent will determine the price for such Index Contract on such fifth scheduled trading day in its sole and absolute discretion taking into account the latest available quotation for the price for such Index Contract and any other information that in good faith it deems relevant.

A “Market Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A)	the termination or suspension of, or material limitation or disruption in the trading on a Relevant Exchange of any Index Contract;

(B)	the settlement price on a Relevant Exchange of any Index Contract has increased or decreased by an amount equal to the maximum permitted price change from the previous day’s settlement price; or

(C)	the settlement price of any Index Contract is not published by the Relevant Exchange.

FWP–12

Notwithstanding the foregoing, the following events will not constitute Market Disruption Events:

(1)	a limitation on the hours in a trading day and/or number of days of trading, if it results from an announced change in the regular business hours of the Relevant Exchange; or

(2)	a decision to permanently discontinue trading in an Index Contract or options or futures contracts relating to the Index or any Index Contract.

For purposes of the above, (a) “Index Contracts” means the commodities contracts then underlying the Index or any successor index; (b) “Relevant Exchange” means any organized exchange or market of trading for any futures contract (or any combination thereof) then included in the Index or any successor index; and (c) “trading day” means a day, as determined in good faith by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange applicable to the affected Index Contract.

Historical Information

The table below shows the performance of the Index from December 31, 1998 through March 2, 2009.

Historical Results for period from December 31, 1998 through March 2, 2009

Year	Ending Level
December 31, 1998	875.63
December 31, 1999	1212.16
December 29, 2000	1452.52
December 31, 2001	1134.1
December 31, 2002	1498.88
December 31, 2003	1961.08
December 30, 2004	2344.89
December 30, 2005	2730.35
December 29, 2006	2696.26
December 31, 2007	3366.79
December 31, 2008	1948.14
March 2, 2009	1682.64

The following graph sets forth the historical performance of the Index based on the weekly closing levels of the Index from August 1, 1998 through March 2, 2009.

We obtained the closing levels of the Index from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level on the Final Valuation Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

FWP–13

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP–14